SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, May 22, 2002

By

Name : Sung-Hae Cho
Title: Vice President

SK Telecom
110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Re: Notice on the Acquisition of KT shares

On May 18 of 2002, our Board of Directors has authorized the Company to participate in KT share offering as a strategic investor.

According to the decision, the Company acquired 9.55% of KT common shares and 1.79% of exchangeable bond (EB) with KRW 1,609,649,982,000 and KRW 332,026,000,000 respectively. The acquired securities are scheduled to be delivered to the Company on May 25 of 2002.

Considering the overwhelming power of KT in telecommunication industry, if a particular corporation takes the wheel of KT, the neutrality in local telephone network may be broken and our new future business as well as the current one may be hampered. Therefore, for the defensive purpose, the company decided to participate in KT privatization. In addition, we believe this action can partly address share overhang issue by effectively restraining KT from selling down its holding in SKT.

결재	담당	Part장	팀장	실장
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Filing Desk
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Via Facsimile : 202-942-9525
(Telephone : 202-942-2990)

Re: SK Telecom Co., Ltd.
American Depositary Shares

NYSE File No.333-4960